UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2019

Commission File Number:  000-51848

Avricore Health Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Suite 810 - 789 West Pender Street Vancouver, BC V6C 1H2 CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F xo Form 40-F o

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes o No x

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes o No x

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes o No x

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit 99.1News Release

Exhibit 99.2Material Change Report

Exhibit 99.3News Release

Exhibit 99.4News Release

Exhibit 99.5Material Change Report

Exhibit 99.6Interim Financial Statements, March 31, 2019

Exhibit 99.7Interim Management’s Discussion and Analysis, March 31, 2019

Exhibit 99.8Interim Certification

Exhibit 99.9Interim Certification

Exhibit 99.10Audited Financial Statements, December 31, 2018

Exhibit 99.11Management’s Discussion and Analysis, December 31, 2018

Exhibit 99.12Certification

Exhibit 99.13Certification

Exhibit 99.14Management Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17, 2019	AVRICORE HEALTH INC.

By: /s/ Kevin Strong
Kevin Strong
Chief Financial Officer